Hermitage Offshore Services Ltd. (NYSE:PSV) Receives Continued Listing Notices from NYSE

Hamilton, Bermuda, December 6, 2019

Hermitage Offshore Services Ltd. (the “Company”) announced today that on November 8, 2019 it received notice from the New York Stock Exchange (the “NYSE”) that the Company was not in compliance with the NYSE’s continued listing standards because the average closing price of the Company’s common shares had fallen below $1.00 per share over a consecutive 30 trading-day period. On December 2, 2019, the Company received further notice from the NYSE that the Company had regained compliance with the $1.00 continued listing criterion as its stock price was above the NYSE’s minimum $1.00 requirement based on a 30-trading day average as of November 29, 2019.
On December 2, 2019, the NYSE also gave notice to the Company that it is not in compliance with the NYSE’s continued listing standards because the Company’s average market capitalization over a 30-trading day period and stockholders’ equity were each below the NYSE’s $50 million minimum. As of November 29, 2019, the average market capitalization of the Company over a 30 trading-day period was approximately $23.7 million and as of September 30, 2019, the Company reported total stockholders’ equity of approximately $47.4 million.
Pursuant and subject to the NYSE’s rules, the Company has an 18-month cure period following receipt of the NYSE notice to regain compliance with the NYSE’s minimum requirements for market capitalization and shareholders’ equity, subject to the NYSE’s receipt and approval of a plan submitted by the Company demonstrating compliance with the continued listing standards within the 18-month cure period. If the NYSE does not accept the Company’s plan, which must be submitted within 90 days following receipt of the NYSE notice, the Company will be subject to suspension by the NYSE and the NYSE may initiate delisting procedures.
During this time, the Company’s common stock will continue to be listed and trade on the NYSE. As required by the NYSE, the Company will notify the NYSE of its intent to submit the required plan, cure the deficiency and restore its compliance with the NYSE continued listing standards.

About the Company
Hermitage Offshore Services Ltd. is an offshore support vessel company that owns 23 vessels consisting of 10 platform supply vessels, or PSVs, two anchor handling tug supply vessels, or AHTS vessels, and 11 crew boats. The Company’s vessels primarily operate in the North Sea or the West Coast of Africa. Additional information about the Company is available at the Company’s website www.hermitage-offshore.com, which is not a part of this press release.
CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
Matters discussed in this press release may constitute forward‐looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward‐looking statements in order to encourage companies to provide prospective information about their business. Forward‐looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words “believe,” “expect,” “anticipate,” “estimate,” “intend,” “plan,” “target,” “project,” “likely,” “may,” “will,” “would,” “could” and similar expressions identify forward‐looking statements.
The forward‐looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in the Company’s records and other data available from third parties. Although management believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond the Company’s control, there can be no assurance that the Company will achieve or accomplish these expectations, beliefs or projections. The Company undertakes no obligation, and specifically declines any obligation, except as required by law, to publicly update or revise any forward‐looking statements, whether as a result of new information, future events or otherwise.
Important factors that, in the Company’s view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand in the offshore support vessel (OSV) market, changes in charter hire rates and vessel values, demand in offshore supply vessels, the Company’s operating expenses, including bunker prices, dry docking and insurance costs, governmental rules and regulations or actions taken by regulatory authorities as well as potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, the availability of financing and refinancing, vessel breakdowns and instances of off-hire and other important factors described from time to time in the reports filed by the Company with the Securities and Exchange Commission.

Contacts:

Hermitage Offshore Services Ltd.
+377 9798 5717 (Monaco)
+1 646 432 3315 (New York)
Web-site: www.hermitage-offshore.com